U.S. Securities and Exchange Commission
Washington, D.C. 20549

03018966

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Funding Mortage Securities I, Inc.
Exact Name of Registrant as Specified in Charter

0000774352
Registrant CIK Number

Current Report on Form 8-K Fd 3/27/03 2003-S5
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-82332
SEC File Number of Registration Statement

____
Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 25th day of March, 2003.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

By: ______________________________
Joseph Orning
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

NOTICE(Continued)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	FORMAT
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

```
FM03.S5 COMPMAT
nt Rule
roup 1:
  Pay PO with PO principal in group 1

  Pay B1, B2, B3, B4, B5, B6 pro-rata until balances are reduced to zero with junior principal in group 1

  Pay A1, A3 pro-rata with the remaining principal in group 1

3 Pay B1, B2, B3, B4, B5, B6 pro-rata until balances are reduced to zero with remaining principal in group 1
4 Pay PO until balances are reduced to zero with remaining principal in group 1
roup 2:
  Pay PO with PO principal in group 2

  Pay B1, B2, B3, B4, B5, B6 pro-rata until balances are reduced to zero with junior principal in group 2

  Pay A2 with the remaining principal in group 2

  Pay B1, B2, B3, B4, B5, B6 pro-rata until balances are reduced to zero with remaining principal in group 2

  Pay PO until balances are reduced to zero with remaining principal in group 2
'O Principal
  The amount of principal received from the PO Strip in the related mortgage group is the difference between the last period
  PO Bal and the end of period PO Balance. The end of period PO balance is the The product of 1) the the collateral balance
  after payment of this payment date, 2) PO Ratio.
'O Ratio
  The fraction, the numerator of which is the positive difference between the Pass Thru Rate and the Net WAC of the
  Discount Collateral Group and the denominator is the Pass Thru rate, in the related mortgage group.
;enior Principal
  The sum of 1) a fraction, the numerator of which is the total senior balance and the denominator is the total bond balance,
  prior to payment on that payment date, of schedule principal, 2) a percentage, defined below, of prepayment, in the related
  mortgage group.
  The percentage is the sum of 1) the fraction, the numerator of which is the total senior balance and the denominator is
  the total bond balance, prior to payment on that payment date, in the related mortgage group 2) the product of i) the
  fraction, the numerator of which is the total junior balance and the denominator is the total bond balance, prior to payment
  on that payment date, in the related mortgage group and ii) the percentage defined below
  Period           Percentage
  61 - 72          70%
  73 - 84          60%
  85 - 96          40%
  97 - 108         20%
  109 and after    0%
Junior Principal
  Total principal received minus senior principal, in the related mortgage group.
Pass Thru Rate for group 1
  5.25%
Pass Thru Rate for group 2
  5.00%
(S Interest
  XS recieves the excess of the following from both mortgage group:
  i) Net Interest received
```

```
  over
  ii) Mortgage Balance * Pass Thru Rate / 12
B1, B2, B3, B4, B5, B6 Interest
  Subs recieves the Pass Thru Rates from both mortgage group:

A4 Notional Bal
   = A3 Balance

A3 Formula
  = LIB1 + 0.45

A3 Cap
   = 8

A3 Floor
   = 0.45

A4 Formula
  = 7.55 - LIB1

A4 Cap
   = 7.55

A4 Floor
   = 0.00
```

Summary

COLLATERAL :	Coupon	Amount	WAC	WAM	Age
15YR WL	5.4200000000%	253,807,106.00	5.6700000000%	14-10	0- 2
15YR WL	6.0525322930%	0.01	6.3025322930%	14-10	0- 2
15YR WL	5.4200000000%	50,761,421.00	5.6700000000%	14-10	0- 2
15YR WL	6.0525322930%	0.01	6.3025322930%	14-10	0- 2

SETTLEMENT : MAR 28, 2003 PREPAY : 300% PSA
FIRST PAY : APR 25, 2003

LIB1 : 1.34000% LIB1 INDEX

U.S. Treasury Yield Curve : PRICING : 300 PSA

Year :	0.236	0.485	1.989	4.953	9.953	27.953
Yield :	1.195	1.188	1.504	2.639	3.676	4.676

		Par Amount	Eff. Coupon	Days To 1st Pmt	Days To Sett	Yrs Of Principal Paydown: From	To	Avg Life	Mod. Dur-ation	$/.01	Price	Cash Flow Yield	Spreads Off Tsys: Year	Sprd	Price Sensitivity B.P.	$ Change
ASSET		304,568,527	5.4200			4/03-	1/18	4.45								
CMOs		304,568,527	5.4200			4/03-	1/18	4.45								
A-1-PT		229,166,667	5.0000	54	27	4/03-	1/18	4.41								
A-2-PT		50,000,000	5.0000	54	27	4/03-	1/18	4.41								
A-3-PT	-F	20,833,333	1.7900	30	3	4/03-	1/18	4.41								
A-4-PT	-QI	20,833,333NP	6.2100	30	3	4/03-	1/18	4.41								
PO-RS		0	0.0000	54	27	3/03-	3/03	0.00								
X-STP	- I	304,568,527NP	0.2117	54	27	4/03-	1/18	4.45								
B-1-PPLO		4,568,527	5.2083	54	27	4/03-	1/18	7.31								
B-2-PPLO		0	0.0000	54	27	3/03-	3/03	0.00								
B-3-PPLO		0	0.0000	54	27	3/03-	3/03	0.00								
B-4-PPLO		0	0.0000	54	27	3/03-	3/03	0.00								
B-5-PPLO		0	0.0000	54	27	3/03-	3/03	0.00								
B-6-PPLO		0	0.0000	54	27	3/03-	3/03	0.00								

PY Tables

Salomon Smith Barney
Fri Mar 21, 2003 19:06:37
TRANCHE : A-1-PT

YIELD TABLE

SETTLE DATE : 03/28/2003
AMOUNT : 229,166,667
FIRST PAYMENT DATE : 04/25/2003
COUPON : 5.00000

PSA	0	100	300	400	500
101.50000	4.773	4.707	4.563	4.488	4.412
101.56250	4.763	4.695	4.546	4.469	4.391
101.62500	4.754	4.684	4.530	4.450	4.369
101.68750	4.744	4.672	4.513	4.431	4.348
101.75000	4.735	4.661	4.497	4.412	4.327
101.81250	4.726	4.649	4.481	4.393	4.305
101.87500	4.716	4.637	4.464	4.374	4.284
101.93750	4.707	4.626	4.448	4.355	4.263
102.00000	4.698	4.614	4.432	4.337	4.241
102.06250	4.688	4.603	4.415	4.318	4.220
102.12500	4.679	4.591	4.399	4.299	4.199
102.18750	4.670	4.580	4.383	4.280	4.177
102.25000	4.660	4.568	4.367	4.262	4.156
102.31250	4.651	4.557	4.350	4.243	4.135
102.37500	4.642	4.545	4.334	4.224	4.114
102.43750	4.632	4.534	4.318	4.206	4.093
102.50000	4.623	4.523	4.302	4.187	4.072
102.56250	4.614	4.511	4.286	4.168	4.050
102.62500	4.605	4.500	4.270	4.150	4.029
102.68750	4.595	4.488	4.253	4.131	4.008
102.75000	4.586	4.477	4.237	4.112	3.987
102.81250	4.577	4.466	4.221	4.094	3.966
102.87500	4.568	4.454	4.205	4.075	3.945
102.93750	4.558	4.443	4.189	4.057	3.924
103.00000	4.549	4.431	4.173	4.038	3.903
103.06250	4.540	4.420	4.157	4.020	3.882
103.12500	4.531	4.409	4.141	4.001	3.861
103.18750	4.521	4.397	4.125	3.983	3.840
103.25000	4.512	4.386	4.109	3.965	3.820
103.31250	4.503	4.375	4.093	3.946	3.799
103.37500	4.494	4.364	4.077	3.928	3.778
103.43750	4.485	4.352	4.061	3.909	3.757
103.50000	4.476	4.341	4.045	3.891	3.736
WAL	8.48	6.63	4.41	3.74	3.24
DUR @					
102.50000	6.55	5.31	3.76	3.26	2.88

START	4/03	4/03	4/03	4/03	4/03
END	1/18	1/18	1/18	1/18	1/18

alomon Smith Barney
ri Mar 21, 2003 19:06:37

RANCHE : A-2-PT

YIELD TABLE

ETTLE DATE : 03/28/2003
MOUNT : 50,000,000
IRST PAYMENT DATE : 04/25/2003
OUPON : 5.00000

PSA	0	100	300	400	500
101.25000	4.810	4.753	4.629	4.564	4.499
101.31250	4.801	4.742	4.612	4.545	4.477
101.37500	4.791	4.730	4.596	4.526	4.455
101.43750	4.782	4.718	4.579	4.507	4.434
101.50000	4.773	4.707	4.563	4.488	4.412
101.56250	4.763	4.695	4.546	4.469	4.391
101.62500	4.754	4.684	4.530	4.450	4.369
101.68750	4.744	4.672	4.513	4.431	4.348
101.75000	4.735	4.661	4.497	4.412	4.327
101.81250	4.726	4.649	4.481	4.393	4.305
101.87500	4.716	4.637	4.464	4.374	4.284
101.93750	4.707	4.626	4.448	4.355	4.263
102.00000	4.698	4.614	4.432	4.337	4.241
102.06250	4.688	4.603	4.415	4.318	4.220
102.12500	4.679	4.591	4.399	4.299	4.199
102.18750	4.670	4.580	4.383	4.280	4.177
102.25000	4.660	4.568	4.367	4.262	4.156
102.31250	4.651	4.557	4.350	4.243	4.135
102.37500	4.642	4.545	4.334	4.224	4.114
102.43750	4.632	4.534	4.318	4.206	4.093
102.50000	4.623	4.523	4.302	4.187	4.072
102.56250	4.614	4.511	4.286	4.168	4.050
102.62500	4.605	4.500	4.270	4.150	4.029
102.68750	4.595	4.488	4.253	4.131	4.008
102.75000	4.586	4.477	4.237	4.112	3.987
102.81250	4.577	4.466	4.221	4.094	3.966
102.87500	4.568	4.454	4.205	4.075	3.945
102.93750	4.558	4.443	4.189	4.057	3.924
103.00000	4.549	4.431	4.173	4.038	3.903
103.06250	4.540	4.420	4.157	4.020	3.882
103.12500	4.531	4.409	4.141	4.001	3.861
103.18750	4.521	4.397	4.125	3.983	3.840
103.25000	4.512	4.386	4.109	3.965	3.820
AL	8.48	6.63	4.41	3.74	3.24
UR @					
102.25000	6.54	5.31	3.75	3.25	2.87

START	4/03	4/03	4/03	4/03	4/03
END	1/18	1/18	1/18	1/18	1/18

ılomon Smith Barney
ꝚANCHE : A-3-PT -F

YIELD TABLE

ETTLE DATE : 03/28/2003
ЮUNT : 20,833,333
[RST PAYMENT DATE : 04/25/2003
)UPON : 1.79000
)RMULA : LIB1 + 0.45000
ΑP : 8.00000%
ᴊOOR : 0.45000%

PSA	0	100	300	400	500
99.00000	1.928	1.963	2.041	2.082	2.124
99.06250	1.920	1.952	2.026	2.064	2.104
99.12500	1.912	1.942	2.010	2.046	2.083
99.18750	1.903	1.931	1.995	2.028	2.062
99.25000	1.895	1.921	1.980	2.011	2.042
99.31250	1.887	1.911	1.964	1.993	2.021
99.37500	1.879	1.900	1.949	1.975	2.001
99.43750	1.870	1.890	1.934	1.957	1.980
99.50000	1.862	1.879	1.918	1.939	1.960
99.56250	1.854	1.869	1.903	1.921	1.939
99.62500	1.846	1.859	1.888	1.903	1.919
99.68750	1.838	1.848	1.873	1.885	1.898
99.75000	1.829	1.838	1.857	1.868	1.878
99.81250	1.821	1.828	1.842	1.850	1.858
99.87500	1.813	1.817	1.827	1.832	1.837
99.93750	1.805	1.807	1.812	1.814	1.817
100.00000	1.797	1.797	1.797	1.797	1.797
100.06250	1.789	1.786	1.782	1.779	1.776
100.12500	1.780	1.776	1.766	1.761	1.756
100.18750	1.772	1.766	1.751	1.744	1.736
100.25000	1.764	1.756	1.736	1.726	1.716
100.31250	1.756	1.745	1.721	1.708	1.695
100.37500	1.748	1.735	1.706	1.691	1.675
100.43750	1.740	1.725	1.691	1.673	1.655
100.50000	1.732	1.715	1.676	1.656	1.635
100.56250	1.724	1.704	1.661	1.638	1.615
100.62500	1.715	1.694	1.646	1.620	1.595
100.68750	1.707	1.684	1.631	1.603	1.575
100.75000	1.699	1.674	1.616	1.585	1.555
100.81250	1.691	1.664	1.601	1.568	1.535
100.87500	1.683	1.653	1.586	1.551	1.515
100.93750	1.675	1.643	1.571	1.533	1.495
101.00000	1.667	1.633	1.556	1.516	1.475
AL	8.48	6.63	4.41	3.74	3.24
UR @					
100.00000	7.66	6.07	4.13	3.53	3.08

START	4/03	4/03	4/03	4/03	4/03
END	1/18	1/18	1/18	1/18	1/18

GMAC RFC

as Issuer

GMAC RFC Securities

as Underwriter

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

RFMSI 2003-S5

Series:	RFMSI 2003-S5
Issuer:	Residential Funding Mortgage Securities, Inc.
Product:	15 Year Fixed
Structure:	Senior/Subordinate
Settlement Date:	03/28/2003

Certificate Description	Approximate Amounts	Approximate % of Pool	Variance	Price Talk	Rating Agency
Senior (+/- 2%)	$ 300,500,000	98.80%	+/- 0.50%		S&P or Moody's or Fitch (2 of 3)
M-1	$ 1,118,300	0.55%	+/- 0.10%		S&P or Moody's or Fitch
M-2	$ 406,700	0.20%	+/- 0.05%		S&P or Moody's or Fitch
M-3	$ 406,700	0.20%	+/- 0.10%		S&P or Moody's or Fitch
B-1	$ 203,400	0.10%	+/-.0.05%		S&P or Moody's or Fitch
B-2	$ 101,700	0.05%	+.0.05%		S&P or Moody's or Fitch
B-3	$ 203,321	0.10%	+.0.05%		Unrated

Appoximate Collateral Characteristics :

Gross Coupon:	5.69%
Pass-through Rate:	5.208% (250 @ 5.25% and 50 @ 5.00%)
WAM:	179
WA LTV:	56.5%
CA Concentration:	39.9% (Max)
Documentation:	77.0% Full/Alt
Cash-out Refi:	16.5%
Avg Balance:	$405,000
Avg FICO:	747.0
FICO Distribution:	
>720	78.9%
680 - 719	17.8%
660 - 679	1.9%
640 - 659	0.4%
620 - 639	0.9%
<620	0.0%

collateral

GMAC RFC

As Issuer

GMAC RFC Securities

as Underwriter

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

RFMSI 2003-S5

Preliminary Collateral Profile

All Detail is Approximate

RFMSI Guide

Total Pool

Exceptions

LTV	FICO <620	>=620 <640	>=640 <660	>=660 <680	>=680 <720	>=720 <740	>740	Total	WA FICO
91 - 95	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
81 - 90	0.00%	0.00%	0.00%	0.00%	0.20%	0.14%	0.13%	0.47%	725.9
76 - 80	0.00%	0.10%	0.00%	0.28%	1.67%	1.32%	5.83%	9.20%	744.4
71 - 75	0.00%	0.17%	0.12%	0.24%	2.69%	1.11%	4.09%	8.43%	734.0
66 - 70	0.00%	0.15%	0.00%	0.27%	1.82%	2.06%	8.60%	12.91%	748.8
61 - 65	0.00%	0.00%	0.02%	0.11%	2.74%	2.17%	5.78%	10.83%	741.6
<=60	0.00%	0.12%	0.68%	1.27%	8.50%	6.91%	40.67%	58.16%	752.4
Total	0.00%	0.54%	0.82%	2.19%	17.62%	13.72%	65.11%	100.00%	748.4

Full/Alt Doc Loans Only

LTV	FICO <620	>=620 <640	>=640 <660	>=660 <680	>=680 <720	>=720 <740	>740	Total	WA FICO
91 - 95	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
81 - 90	0.00%	0.00%	0.00%	0.00%	0.20%	0.08%	0.13%	0.41%	724.8
76 - 80	0.00%	0.10%	0.00%	0.28%	1.67%	1.09%	5.65%	8.79%	744.4
71 - 75	0.00%	0.17%	0.12%	0.24%	2.35%	0.75%	3.40%	7.03%	733.4
66 - 70	0.00%	0.15%	0.00%	0.27%	1.59%	1.73%	7.34%	11.09%	749.4
61 - 65	0.00%	0.00%	0.02%	0.11%	1.79%	1.73%	4.85%	8.50%	743.9
<=60	0.00%	0.12%	0.68%	1.27%	3.79%	5.20%	31.05%	42.12%	755.4
Total	0.00%	0.54%	0.82%	2.19%	11.39%	10.57%	52.43%	77.95%	749.9

Stated Doc Loans Only

LTV	FICO <620	>=620 <640	>=640 <660	>=660 <680	>=680 <720	>=720 <740	>740	Total	WA FICO
91 - 95	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
81 - 90	0.00%	0.00%	0.00%	0.00%	0.00%	0.06%	0.00%	0.06%	734.0
76 - 80	0.00%	0.00%	0.00%	0.00%	0.00%	0.23%	0.18%	0.41%	744.2
71 - 75	0.00%	0.00%	0.00%	0.00%	0.34%	0.37%	0.69%	1.40%	737.3
66 - 70	0.00%	0.00%	0.00%	0.00%	0.23%	0.33%	1.10%	1.66%	742.3
61 - 65	0.00%	0.00%	0.00%	0.00%	0.95%	0.45%	0.93%	2.32%	733.3
<=60	0.00%	0.00%	0.00%	0.00%	4.50%	1.71%	8.64%	14.86%	743.4
Total	0.00%	0.00%	0.00%	0.00%	6.02%	3.14%	11.54%	20.71%	741.7

* Exceptions are Fico/LTV exceptions only.
* All data is preliminary and is subject to final pooling.

GMAC RFC

As Issuer

GMAC RFC Securities

as Underwriter

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

RFMSI 2003-S5

Preliminary Collateral Profile

All Detail is Approximate

RFMSI Guide

Exceptions

Cashout Refi Loans Only

LTV	FICO <620	>=620 <640	>=640 <660	>=660 <680	>=680 <720	>=720 <740	>740	Total	WA FICO
91 - 95	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
81 - 90	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
76 - 80	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
71 - 75	0.00%	0.17%	0.12%	0.13%	0.31%	0.16%	0.52%	1.42%	708.5
66 - 70	0.00%	0.00%	0.00%	0.00%	0.25%	0.28%	2.07%	2.61%	757.5
61 - 65	0.00%	0.00%	0.02%	0.00%	0.29%	0.14%	0.95%	1.40%	747.6
<=60	0.00%	0.03%	0.24%	0.22%	1.75%	1.46%	6.69%	10.38%	746.7
Total	0.00%	0.20%	0.38%	0.36%	2.60%	2.04%	10.24%	15.82%	745.1

Cashout Refi Loans with Stated Documentation

LTV	FICO <620	>=620 <640	>=640 <660	>=660 <680	>=680 <720	>=720 <740	>740	Total	WA FICO
91 - 95	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
81 - 90	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
76 - 80	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
71 - 75	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
66 - 70	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.21%	0.21%	764.3
61 - 65	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.19%	0.19%	792.1
<=60	0.00%	0.00%	0.00%	0.00%	1.06%	0.53%	1.77%	3.36%	740.1
Total	0.00%	0.00%	0.00%	0.00%	1.06%	0.53%	2.17%	3.76%	744.0

Loan Amount >$650k

LTV	FICO <620	>=620 <640	>=640 <660	>=660 <680	>=680 <720	>=720 <740	>740	Total	WA FICO
91 - 95	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
81 - 90	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
76 - 80	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
71 - 75	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.42%	0.42%	768.1
66 - 70	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.40%	0.40%	787.0
61 - 65	0.00%	0.00%	0.00%	0.00%	1.07%	0.00%	0.47%	1.54%	713.6
<=60	0.00%	0.00%	0.00%	0.27%	1.01%	1.30%	4.48%	7.06%	750.3
Total	0.00%	0.00%	0.00%	0.27%	2.08%	1.30%	5.78%	9.42%	746.6

* Exceptions are Fico/LTV exceptions only.
* All data is preliminary and is subject to final pooling.